                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                             PETROGLYPH ENERGY, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    71649C101
                                 (CUSIP NUMBER)

                              RICHARD L. COVINGTON
                           777 MAIN STREET, SUITE 2250
                             FORT WORTH, TEXAS 76102
                                 (817) 338-9235
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 AUGUST 18, 1999
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 71649C101                          SCHEDULE 13D

--------------------------------------------------------------------------------

(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons (entities only)

            NATURAL GAS PARTNERS III, L.P.

--------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See
      Instructions)                                                      (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

(3)   SEC Use Only


--------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                         OO (See Item 3)


--------------------------------------------------------------------------------

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization  NATURAL GAS PARTNERS III, L.P. IS A
                                            LIMITED PARTNERSHIP FORMED UNDER THE
                                            LAWS OF THE STATE OF DELAWARE.
--------------------------------------------------------------------------------
      Number of         (7)      Sole Voting Power                            0
      Shares            --------------------------------------------------------
      Beneficially      (8)      Shared Voting Power                          0
      Owned by          --------------------------------------------------------
      Each              (9)      Sole Dispositive Power                       0
      Reporting         --------------------------------------------------------
      Person With:      (10)     Shared Dispositive Power                     0
--------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person            0

--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                           O

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                      0%

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)                             PN

--------------------------------------------------------------------------------


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CUSIP NO. 71649C101              SCHEDULE 13D

--------------------------------------------------------------------------------

(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons (entities only)

            RAINWATER ENERGY INVESTORS, L.P.

--------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)                         OO (See Item 3)

--------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization  RAINWATER ENERGY INVESTORS, L.P. IS
                                            A LIMITED PARTNERSHIP FORMED UNDER
                                            THE LAWS OF THE STATE OF DELAWARE.

--------------------------------------------------------------------------------
      Number of            (7)      Sole Voting Power                         0
      Shares               -----------------------------------------------------
      Beneficially         (8)      Shared Voting Power                       0
      Owned by             -----------------------------------------------------
      Each                 (9)      Sole Dispositive Power                    0
      Reporting            -----------------------------------------------------
      Person With:         (10)     Shared Dispositive Power                  0
--------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person            0

--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                      0%

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)                             PN

--------------------------------------------------------------------------------


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CUSIP NO. 71649C101               SCHEDULE 13D

--------------------------------------------------------------------------------

(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons (entities only)

            GFW III, L.L.C.
--------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)                                                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)                         OO (See Item 3)

--------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization  GFW III, L.L.C. IS A LIMITED
                                            LIABILITY COMPANY FORMED UNDER THE
                                            LAWS OF THE STATE OF DELAWARE.

--------------------------------------------------------------------------------
      Number of            (7)      Sole Voting Power                         0
      Shares               -----------------------------------------------------
      Beneficially         (8)      Shared Voting Power                       0
      Owned by             -----------------------------------------------------
      Each                 (9)      Sole Dispositive Power                    0
      Reporting            -----------------------------------------------------
      Person With:         (10)     Shared Dispositive Power                  0
--------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person            0

--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                      O

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                     0%

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)                            PN

--------------------------------------------------------------------------------


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ITEM 1.    SECURITY AND ISSUER.

      No modification.

ITEM 2.    IDENTITY AND BACKGROUND.

      No modification.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      No modification.

ITEM 4.    PURPOSE OF TRANSACTION.

      Item 4 has been amended by adding the following:

      Effective August 18, 1999, the Partnership sold all of the 728,291 shares of Common Stock owned by it.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 has been amended as follows:

      (a) The Partnership, Rainwater and GFW III, L.L.C. each beneficially owns zero shares (and thus zero percent) of the Common Stock.

      (b) The Partnership, Rainwater and GFW III, L.L.C. each has the power to vote or direct the vote or to dispose or direct the disposition of zero shares of Common Stock.

      (e) Each of the Partnership, Rainwater and GFW III, L.L.C. ceased to be the owner of more than five percent (5%) of the shares of Common Stock effective August 18, 1999.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      No Modification.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

      No Modification.



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                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 23, 1999                   NATURAL GAS PARTNERS III, L.P.
                                         By:   Rainwater Energy Investors, L.P.
                                               its Sole General Partner
                                            By:      GFW III, L.L.C.,
                                                     its Sole General Partner


                                               By: /s/ KENNETH A. HERSH
                                                  ------------------------------
                                                  Kenneth A. Hersh
                                                  Authorized Member


Date:  August 23, 1999                   RAINWATER ENERGY INVESTORS, L.P.
                                         By:   GFW III, L.L.C.,
                                               its Sole General Partner


                                               By: /s/ KENNETH A. HERSH
                                                  ------------------------------
                                                  Kenneth A. Hersh
                                                  Authorized Member


Date:  August 23, 1999                   GFW III, L.L.C.


                                               By: /s/ KENNETH A. HERSH
                                                  ------------------------------
                                                  Kenneth A. Hersh
                                                  Authorized Member


                                     Page 6


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                               INDEX TO EXHIBITS


EXHIBIT
NUMBER         DESCRIPTION
-------        -----------

 99.1          AGREEMENT MADE PURSUANT TO RULE 13d-1(k)(1)(iii)
